Filed pursuant to Rule 433

Issuer Free Writing Prospectus

Supplementing the Preliminary

Prospectus Supplement

dated August 14, 2013

(To Prospectus dated March 8, 2013)

Registration File No. 333-186129

Goodrich Petroleum Corporation

4,800,000 Depositary Shares

Each Representing a 1/1000th Interest in a Share of

9.75% Series D Cumulative Preferred Stock

Pricing Term Sheet

August 14, 2013

Issuer:	Goodrich Petroleum Corporation

Security:	Depositary shares each representing a 1/1000th interest in a share of the Issuer’s 9.75% Series D Cumulative Preferred Stock (“Series D Preferred Stock”)

Size:	4,800,000 depositary shares (representing an aggregate of 4,800 shares of Series D Preferred Stock)

Over-allotment Option:	720,000 depositary shares (representing an aggregate of 720 shares of Series D Preferred Stock)

Maturity:	Perpetual

CUSIP/ISIN:	382410 884/US3824108845

Trade Date:	August 14, 2013

Settlement Date:	August 19, 2013

Price to Public:	$25.00 per depositary share

Liquidation Preference:	$25,000.00 per share of Series D Preferred Stock (equivalent to $25.00 per depositary share) plus accrued and unpaid dividends

Dividend:	9.75% per annum (equivalent to an annual rate of $2,437.50 per share of Series D Preferred Stock, or an annual rate of $2.4375 per depositary share). Dividends are cumulative from August 19, 2013.

Dividend Payment Dates:	March 15, June 15, September 15 and December 15, beginning December 15, 2013

Underwriting Discount:	$0.875 per depositary share

Proceeds to the Issuer, net of underwriting discounts and expenses:	$115,250,000 (assuming the over-allotment option is not exercised)

Optional Redemption:	Redeemable by the Issuer on and after August 19, 2018.

Conversion Rights:

The Share Cap is equal to 2,297.79 shares of common stock per share of Series D Preferred Stock (2.29779 per depositary share). If the Common Stock Price is less than $10.88 per share (which is approximately 50% of the per-share closing sale price of our common stock reported on the NYSE on August 13, 2013), subject to adjustment, the holders will receive a maximum of 2,297.79 shares of our common stock per share of Series D Preferred Stock, which may result in a holder receiving a value that is less than the liquidation preference of the Series D Preferred Stock.

For the avoidance of doubt, the Exchange Cap will not exceed 11,029,392 shares of common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series D Preferred Stock is exercised, not to exceed 12,683,801 shares of common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Selling Concession:	$0.50 per depositary share

Reallowance to other dealers:	$0.45 per depositary share

Listing:	Application will be made to list the depositary shares on the New York Stock Exchange under the symbol “GDP PrD”. If the application is approved, trading of the depositary shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the depositary shares.

Joint Bookrunners:	Morgan Stanley & Co. LLC and UBS Securities LLC

Joint Lead Managers:	Janney Montgomery Scott LLC, J.P. Morgan Securities LLC, MLV & Co. LLC, and Sterne, Agee & Leach, Inc.

Terms not defined in this pricing term sheet have the meanings given to such terms in the preliminary prospectus supplement, dated August 14, 2013.

The Issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Morgan Stanley & Co. LLC, 866-718-1649 or UBS Securities LLC, 877-827-6444 ext. 561 3884.